UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

AG Twin Brook Capital Income Fund
(Name of Issuer)
Class I common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)
00840T100
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co., L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,620,694.028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,620,694.028
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,620,694.028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% [1]
14	TYPE OF REPORTING PERSON* PN

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,620,694.028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,620,694.028
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,620,694.028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%[1]
14	TYPE OF REPORTING PERSON* OO

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,781,304.306
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,781,304.306
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[1]
14	TYPE OF REPORTING PERSON* IA, PN

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,781,304.306
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,781,304.306
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[1]
14	TYPE OF REPORTING PERSON* HC, OO

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Joshua Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[1]
14	TYPE OF REPORTING PERSON* IN, HC

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[1]
14	TYPE OF REPORTING PERSON* IN, HC

1 Based upon 26,719,068 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D amends and supplements the initial statement on Schedule 13D filed on January 9, 2023 (as amended, the “Schedule 13D”) by the following Reporting Persons: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) AGTB BDC Holdings, L.P., a Cayman Islands exempted limited partnership (“BDC Holdings”), (iv) AGTB BDC Holdings GP LLC (“BDC Holdings GP”), (v) Joshua Baumgarten and (vi) Adam Schwartz, relating to the Class I common shares of beneficial interest (“Common Shares”) of AG Twin Brook Capital Income Fund (the “Issuer”), a statutory trust formed under the laws of the State of Delaware. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source or Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following.

The information set forth in 5(c) of this Amendment No. 1 is hereby incorporated by reference into Item 3. The source of funds for BDC Holdings’ Common Share purchase effective on August 1, 2023 was a capital contribution from an investor.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following.

Effective on August 1, 2023, BDC Holdings accepted a $70 million capital contribution from an investor for investment purposes. In connection with such capital contribution, BDC Holdings purchased additional Common Shares from the Issuer in its ongoing public offering. From time to time, to the extent BDC Holdings receives additional capital contributions, BDC Holdings may purchase additional Common Shares.
Item 5. Interest in Securities of the Issuer
Item 5(a) - (c) of the Schedule 13D is hereby amended to include the following:

(a) - (b) The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
(c) Effective on August 1, 2023, BDC Holdings purchased 2,718,615.526 Common Shares at $25.75 per Common Share (the “Purchase Price”). The Purchase Price was equal to the net asset value per Common Share as of July 31, 2023, as determined by the Issuer on August 28, 2023. Except as otherwise reported herein, none of the Reporting Persons has engaged in any transaction in any Common Shares since the filing of the initial Schedule 13D on January 9, 2023.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby updated by incorporating by reference the information set forth in Item 5.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 30, 2023

AGTB BDC HOLDINGS, L.P.

By:	AGTB BDC Holdings GP LLC, Its General Partner
By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AGTB BDC HOLDINGS GP LLC

By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Joshua Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSHUA BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact